UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC  20549

                            FORM 11-K


(Mark One)

[ X ]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended August 31, 2000

                               OR

[  ]  TRANSITION  REPORT  PURSUANT TO  SECTION  15(d)  OF  THE
    SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _________________  to __________________


                    Commission file number 0-20212


                ARROW INTERNATIONAL, INC. 401(k) PLAN
                       (full title of the plan)

                      Arrow International, Inc.
                           P. O. Box 12888
                     Reading, Pennsylvania  19612
          (Name of issuer of the securities held pursuant to
     the plan and the address of its principal executive offices)

  Registrant's telephone number, including area code (610) 378-0131

     Notices and communications from the Securities and Exchange
      Commission relative to this report should be forwarded to:

                          Frederick J. Hirt
                      Arrow International, Inc.
                           P. O. Box 12888
                     Reading, Pennsylvania  19612
                            (610) 378-0131


This  is the first of 21 pages.  The Index to Exhibit is on  Page 20.

              ARROW INTERNATIONAL, INC. 401(k) PLAN

                        FINANCIAL REPORT

                         AUGUST 31, 2000



                         C O N T E N T S

[S]


                                                              Page
                                                               [C]
INDEPENDENT AUDITOR'S REPORT
  ON THE FINANCIAL STATEMENTS AND
  SCHEDULE                                                      1

FINANCIAL STATEMENTS

  Statements of net assets available for benefits               2
  Statements of changes in net assets available for benefits    3
  Notes to financial statements                               4-8

SCHEDULE

  Schedule of assets held for investment purposes               9


                  INDEPENDENT AUDITOR'S REPORT




To the Plan Administrator
Arrow International, Inc. 401(k) Plan
Reading, Pennsylvania


        We have audited the accompanying statements of net assets available for benefits of Arrow International, Inc. 401(k) Plan as of August 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.


        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


       In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Arrow International, Inc. 401(k) Plan as of August 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.


       Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of August 31, 2000, is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.






Reading, Pennsylvania
November 20, 2000
                                 -1-


ARROW INTERNATIONAL, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS




August 31,                                     2000              1999

                                           -----------------------------

                  ASSETS

Investments, at fair value:


  Arrow International, Inc. Stock Fund      $ 2,581,094    $ 2,000,390
  Participant Loan Fund                       1,750,943      1,537,118
  T. Rowe Price Prime Reserve Fund            3,661,889      2,999,502
  T. Rowe Price Balanced Fund                 9,445,531      8,791,821
  T. Rowe Price Blue Chip Growth Fund        25,296,828     17,975,161
  T. Rowe Price International Stock Fund      1,344,287        919,523
  T. Rowe Price Spectrum Income Fund            132,102         75,091
  T. Rowe Price Equity Income Fund              192,868         87,447
  T. Rowe Price Equity Index 500 Fund         1,681,823      1,001,405
                                            -----------    -----------
                                            $46,087,365    $35,387,458

Receivables:
  Employee contributions                         34,187            -
  Employer contributions                         11,020            -
  Loan repayment                                 11,663            -

                                            -----------    -----------
      NET ASSETS AVAILABLE FOR BENEFITS     $46,144,235    $35,387,458
                                            ===========    ===========

See Notes to Financial Statements.


                                -2-

ARROW INTERNATIONAL, INC. 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



Years Ended August 31,                      2000             1999

                                        -------------------------------

Investment income:
 Net realized and unrealized appreciation
  in fair value of investments             $6,888,537     $6,278,117
 Interest and dividends                     1,017,881        854,236
Contributions:
  Employee                                  3,589,794      3,386,808
  Employer                                  1,053,411      1,010,900
Merger of C. R. Bard                              -        1,004,825
Merger of Medical Parameters                  698,876            -
                                        -------------------------------
          Total additions                  13,248,499     12,534,886
                                        -------------------------------
Distributions paid to participants          2,482,322      1,578,488
Administrative expenses, net                    9,400         21,485
                                        -------------------------------
          Total deductions                  2,491,722      1,599,973
                                        -------------------------------
          Net increase                     10,756,777     10,934,913

Net assets available for benefits:
  Beginning of year                        35,387,458     24,452,545
                                        ------------------------------
  End of year                             $46,144,235    $35,387,458
                                        ==============================

See Notes to Financial Statements.

                                      -3-

ARROW INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS




1
----------------------------------------------------------------------------
SIGNIFICANT ACCOUNTING POLICIES

     Basis of accounting:
          The accompanying financial statements have been prepared on the accrual basis of accounting.

     Estimates:
             The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Valuation of investments and income recognition:
          T. Rowe Price Retirement Plan Services, Inc. was appointed plan trustee and administrator of the Plan's assets effective October 1, 1998. The Plan maintains the following nine funds:
       T.  Rowe Price Prime Reserve Fund, T. Rowe Price Balanced Fund,
       T. Rowe Price Blue Chip Growth Fund, Arrow International, Inc. Stock Fund, T. Rowe Price International Stock Fund, T. Rowe Price Spectrum Income Fund, T. Rowe Price Equity Income Fund,
       T. Rowe Price Equity Index 500 Fund and a Participant Loan Fund for the commingled investment of employee and company contributions.

          The T. Rowe Price Prime Reserve Fund, T. Rowe Price Balanced Fund, T. Rowe Price Blue Chip Growth Fund, Arrow International, Inc. Stock Fund, T. Rowe Price International Stock Fund, T. Rowe Price Spectrum Income Fund, T. Rowe Price Equity Income Fund and T. Rowe Price Equity Index 500 Fund are stated at fair value as determined by the trustee who holds the investments. The loans receivable in the Participant Loan Fund are stated at their unpaid principal balance which approximates their fair value. The change in the difference between fair value and the cost of investments is reflected in the statements of changes in net assets available for benefits as a component of the net realized and unrealized appreciation in fair value of investments.

          Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       Payment of benefits:
         Benefits are recorded when paid.

                                    -5-

ARROW INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS


2
-------------------------------------------------------------------------

DESCRIPTION OF THE PLAN

       General:
          The Arrow International, Inc. 401(k) Plan (the Plan) is a contributory, defined contribution plan which was adopted
       effective   September   1,  1991  to   establish   a   deferred
       compensation arrangement under the provisions of Section 401(a) of the Internal Revenue Code (the Code). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is intended to be a qualified plan under Section 401(a) of the Code.

          The 401(k) portion of the Plan is available to all employees of the Company and its U.S. affiliates immediately upon hire, contingent upon scheduled annual work hours, following their date of hire and reaching age 21. Prior to September 1, 1998, eligible employees were permitted to enter the Plan after one year of service following their date of hire.

       Participant accounts:
           Each participant's account is credited with the participant's share of the Company's match, if any, and of the earnings, expenses, appreciation and depreciation attributable to the participant's and the Company's contributions. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant's account.

       Summary plan description:
          Additional information about the Plan agreement is contained in the summary plan description. Copies of the summary plan description are available from the Administrative Committee.

       Termination:
          The Company has the right to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

       Forfeitures:
         Forfeitures will be used to reduce Company contributions.

       Vesting:
           A participant becomes 20% vested in the employer's contribution to the Plan after one year of service. Vesting increases 20% each year until the participant is fully vested after five years of credited service.

       Funding policy:
          Participants may contribute up to 10% of their earnings. The Company may match an amount equal to a percentage of the employee contribution as determined for the plan year. The Company can also make discretionary contributions based on the profits of the Company as determined by the Board of Directors. No discretionary contribution was made for the years ended August 31, 2000 and 1999.

                                  -6-


ARROW INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS




3
---------------------------------------------------------------------------

INVESTMENTS

     The investments at August 31, 2000 and 1999 as determined by the trustee are summarized as follows:





                                       2000                    1999
                              --------------------------------------------------
                                 Cost      Fair Value     Cost      Fair Value
                              --------------------------------------------------
Money market fund, T. Rowe
 Price Prime Reserve Fund     $ 3,661,889  $3,661,889*  $ 2,999,502 $ 2,999,502*
                              --------------------------------------------------
Balanced fund, T. Rowe Price
 Balanced Fund                  8,008,452   9,445,531*    7,873,768   8,791,821*
                              --------------------------------------------------
Equity funds:
T. Rowe Price Blue Chip
   Growth Fund                 16,847,030  25,296,828*   14,421,416  17,975,161*
 T. Rowe Price International
   Stock Fund                   1,120,202   1,344,287       779,550     919,523
 T. Rowe Price Spectrum
   Income Fund                    137,635     132,102        78,930      75,091
 T. Rowe Price Equity Income
   Fund                           199,927     192,868        87,790      87,447
 T. Rowe Price Equity Index 500
   Fund                         1,521,595   1,681,823       991,556   1,001,405
                              --------------------------------------------------
                               19,826,389  28,647,908    16,359,242  20,058,627
                              --------------------------------------------------
Stock fund, Arrow
 International, Inc.            2,237,789   2,581,094*    2,120,414   2,000,390*
                              --------------------------------------------------
Participant loan fund           1,750,943   1,750,943     1,537,118   1,537,118
                              --------------------------------------------------
                              $35,485,462 $46,087,365   $30,890,044 $35,387,458
                              ==================================================

 *Investment represents 5% or more of the Plan's net assets.


                                               -7-

ARROW INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS




3
-----------------------------------------------------------------------------

INVESTMENTS (CONTINUED)

     During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $ 6,888,537 and $ 6,278,117, respectively, as follows:

                                           2000           1999
                                        -------------------------

Arrow International Stock Fund          $  476,023     $  112,852
Fidelity Retirement Growth Fund                  -        432,822
Fidelity Puritan Fund                            -        139,151
T. Rowe Price Balanced Fund                704,083      1,164,625
T. Rowe Price Blue Chip Growth Fund      5,424,038      4,289,752
T. Rowe Price International Stock Fund     108,400        132,209
T. Rowe Price Spectrum Income Fund         (1,875)        (4,679)
T. Rowe Price Equity Income Fund          (10,576)        (1,130)
T. Rowe Price Equity Index 500 Fund        188,444         12,515
                                        -------------------------
                                        $6,888,537     $6,278,117
                                        =========================


4
------------------------------------------------------------------------
INCOME TAX STATUS

     The Internal Revenue Service has determined that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code and is, therefore, not subject to federal income tax. As a condition of continued qualification under Section 401(a), the Plan is required to meet the qualification rules in operation. The Administrative Committee is not aware of any circumstances that might adversely affect the Plan's qualified status.


5
------------------------------------------------------------------------
TRANSACTIONS WITH PARTIES-IN-INTEREST

     Fees paid during the year for administrative services rendered by parties-in-interest were based on customary and reasonable rates for such services.



ARROW INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS




6
----------------------------------------------------------------------------
CHANGE IN INVESTMENT OPTIONS

     Effective October 1, 1998, investments in the Fidelity Retirement Growth Fund transferred to the T. Rowe Price Blue Chip Growth Fund and the Fidelity Puritan Funds investments transferred to the T. Rowe Price Balanced Fund.


7
-----------------------------------------------------------------------------
PLAN MERGERS

     On April 1, 1999, the C. R. Bard/Arrow International, Inc. 401(k) Plan was merged into the Arrow International, Inc. 401(k) Plan. Prior to the merger, the plans covered eligible employees at Arrow International and its subsidiary, Arrow Interventional, Inc. The transferred net assets have been recognized in the accounts of the Arrow International, Inc. Plan as of April 1, 1999, at their balances as previously carried in the accounts of the C. R. Bard/Arrow International, Inc. 401(k) Plan. The changes in the net assets of the combined plans are included in the accompanying statement of changes in net assets available for benefits from April 1, 1999. A summary of transferred net assets follows:


       T. Rowe Price Prime Reserve Fund                $  138,203
       T. Rowe Price Balanced Fund                         44,425
       T. Rowe Price Blue Chip Growth Fund                347,268
       T. Rowe Price International Stock Fund               3,161
       T. Rowe Price Spectrum Income Fund                  34,186
       T. Rowe Price Equity Income Fund                    16,720
       T. Rowe Price Equity Index 500 Fund                370,752
       T. Rowe Price Participant Loan Fund                 50,110
                                                       ----------
                                                       $1,004,825
                                                       ==========

                                -9-


ARROW INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS




7
-----------------------------------------------------------------------
PLAN MERGERS (CONTINUED)

     Effective January 1, 2000, Medical Parameters Inc.'s 401(k) Plan was merged into Arrow International, Inc. 401(k) Plan which received $ 698,876. Medical Parameters Inc. is a wholly-owned subsidiary of Arrow International, Inc.


       Arrow Stock                                     $      776
       T. Rowe Price Prime Reserve Fund                   389,496
       T. Rowe Price Balanced Fund                         21,714
       T. Rowe Price Blue Chip Growth Fund                119,570
       T. Rowe Price International Stock Fund              47,803
       T. Rowe Price Spectrum Income Fund                   4,125
       T. Rowe Price Equity Income Fund                    21,646
       T. Rowe Price Equity Index 500 Fund                 93,746
       T. Rowe Price Participant Loan Fund                   -
                                                       ----------
                                                       $  698,876
                                                       ==========




8
----------------------------------------------------------------------
EXCESS CONTRIBUTIONS

     As of August 31, 2000, net assets available for benefits include $ 43,397 due to certain active participants for excess deferral contributions. Such contributions will be included in benefit distributions when paid.





                                  -10-


ARROW INTERNATIONAL, INC. 401(k) PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
EIN:  23-1969991
PN:  004


August 31, 2000

                                              Number
     Description                             Of Shares    Cost      Fair Value
-------------------------------------------------------------------------------

Short-term fund, T. Rowe Price Prime Reserve
  Fund                                      3,661,889  $ 3,661,889  $ 3,661,889*
                                                       ------------------------
Balanced fund, T. Rowe Price Balanced Fund    463,471    8,008,452    9,445,531*
                                                       ------------------------

Equity funds:
  T. Rowe Price Blue Chip Growth Fund         612,366   16,847,030   25,296,828*
  T. Rowe Price International Stock Fund       74,724    1,120,202    1,344,287
  T. Rowe Price Spectrum Income Fund           12,381      137,635      132,102
  T. Rowe Price Equity Income Fund              7,840      199,927      192,868
  T. Rowe Price Equity Index 500 Fund          41,090    1,521,595    1,681,823
                                                       ------------------------
                                                        19,826,389   28,647,908
                                                       ------------------------

Arrow International, Inc. common stock         72,452    2,237,789    2,581,094*
                                                       ------------------------

Participant loan fund                                    1,750,943    1,750,943
                                                       ------------------------

           Total investments                           $35,485,462  $46,087,365
                                                       ========================

* Represents 5% or more of the net assets available for benefits.

                            -11-

                              SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                                     ARROW INTERNATIONAL, INC.
                                           401(k) PLAN




Date:     February 27, 2001          By:  /s/ Frederick J. Hirt
          -----------------              ----------------------
                                         Frederick J. Hirt
                                         Vice-President, Finance,  CFO
                                         and Treasurer





                           Index to Exhibit
                           ----------------


Exhibit No.
-----------
23.1       Consent of Beard Miller Company LLP, independent auditors








                             EXHIBIT 23.1

       CONSENT OF BEARD MILLER COMPANY LLP, INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-71568) pertaining to the Arrow International, Inc. 401(k) Plan, of the financial statements of the Arrow International, Inc. 401(k) Plan included in this Annual Report (Form 11-K) for the year ended August 31, 2000.




                                          /s/BEARD MILLER COMPANY LLP





Reading, Pennsylvania
February 23, 2001

